Filed pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement No. 333-177052

November 8, 2011

CoreSite Realty Corporation Announces Sale of Common Stock by The Carlyle Group

DENVER, CO – November 8, 2011 – CoreSite Realty Corporation (NYSE: COR) (the “Company”), a U.S. provider of powerful, network-rich data centers, today announced the sale of 889,610 shares of its common stock by investment funds affiliated with The Carlyle Group to Citigroup, as sole underwriter in connection with the offering.

Upon completion of the offering, investment funds affiliated with The Carlyle Group will continue to hold 25,275,390 partnership units in the Company’s operating partnership that they may elect to redeem in whole or in part for cash or, at the Company’s option, the Company may elect to acquire those operating partnership units submitted for redemption in exchange for shares of its common stock on a one-for-one basis. If all such operating partnership units were tendered for redemption and, if the Company elected to acquire such units in exchange for shares of its common stock, investment funds affiliated with The Carlyle Group would own an aggregate of 54.9% of the Company’s issued and outstanding common stock. The offering is expected to close and settle on November 15, 2011, subject to customary closing conditions. Neither the Company nor the Company’s management is selling any shares of common stock in the offering and the Company will not receive any of the proceeds from the offering of shares by the selling stockholders.

A shelf registration statement (including a prospectus) relating to the offering of the common stock has previously been filed with the U.S. Securities and Exchange Commission (“SEC”) and became effective. Before investing, you should read the prospectus and other documents filed with the Securities and Exchange Commission for information about CoreSite Realty Corporation and this offering. You may get these documents for free by visiting the SEC’s website at www.sec.gov. A copy of the prospectus and any prospectus supplements may also be obtained from Citigroup, attention: Prospectus Department, Brooklyn Army Terminal, 140 East 58th Street, 8th Floor, Brooklyn, NY 11220, telephone, (800) 831-9146, email: BATProspectusdept@citi.com.

This press release shall not constitute an offer to sell or the solicitation of any offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such jurisdiction.

About CoreSite

CoreSite Realty Corporation (NYSE: COR) is a national provider of powerful, network-rich data centers, efficient interconnection services, and global peering opportunities. More than 700 customers such as Global 1000 enterprises, communications providers, cloud and content companies, financial firms, media and entertainment, healthcare, and Government agencies trust CoreSite to power, cool, connect, and secure their mission-critical IT assets. CoreSite data centers are catalysts for network growth, featuring established industry ecosystems with access to 200+ carriers and service providers resulting in more than 12,000 interconnections under management. The company tailors its data center product to unique customer requirements by way of a flexible offering that includes cage-to-cabinet colocation, private data centers and suites, and a responsive customer service and support infrastructure. CoreSite’s portfolio comprises more than two million square feet, including space held for redevelopment and development, across 12 data centers in seven key U.S. economic centers. For more information, visit www.CoreSite.com.

Investor Relations Contact:

Investor Relations

+1 303.222.7276

InvestorRelations@CoreSite.com

Media Contact:

Mark Jobson | CoreSite Marketing Director

+1 303.405.1004 | +1 866.777.CORE

Mark.Jobson@CoreSite.com

Forward Looking Statements

This press release may contain forward-looking statements within the meaning of the federal securities laws. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward-looking statements by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “pro forma,” “estimates” or “anticipates” or the negative of these words and phrases or similar words or phrases that are predictions of or indicate future events or trends and that do not relate solely to historical matters. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and contingencies, many of which are beyond the Company’s control, that may cause actual results to differ significantly from those expressed in any forward-looking statement. These risks include, without limitation: the timely completion of planed construction, geographic concentration of the Company’s data centers in certain markets and any adverse developments in local economic conditions or the demand for data center space in these markets; fluctuations in interest rates and increased operating costs; difficulties in identifying properties to acquire and completing acquisitions; significant industry competition; the Company’s failure to obtain necessary outside financing; the Company’s failure to qualify or maintain our status as a REIT; financial market fluctuations; changes in real estate and zoning laws and increases in real property tax rates; and other factors affecting the real estate industry generally. All forward-looking statements reflect the Company’s good faith beliefs, assumptions and expectations, but they are not guarantees of future performance. Furthermore, the Company disclaims any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, of new information, data or methods, future events or other changes. For a further discussion of these and other factors that could cause the Company’s future results to differ materially from any forward-looking statements, see the section entitled “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 and other risks described in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission.